Exhibit 21.0

WINN-DIXIE STORES, INC.

SUBSIDIARIES OF REGISTRANT

Winn-Dixie Stores, Inc. (the “Registrant”) has no parents.

The following list includes all of the active subsidiaries of the Registrant as of June 24, 2009.

Each of the following subsidiaries is owned by the Registrant, except that five subsidiaries, the names of which are indented, are owned by the subsidiary named immediately above the indentation. All subsidiaries are wholly owned.

Subsidiary	State of Incorporation
Deep South Products, Inc.	Florida
Winn-Dixie Logistics, Inc.	Florida
Winn-Dixie Warehouse Leasing, LLC	Florida
Winn-Dixie Montgomery, LLC	Florida
Dixie Spirits, Inc.	Mississippi
Winn-Dixie Montgomery Leasing, LLC	Florida
Winn-Dixie Procurement, Inc.	Florida
Winn-Dixie Raleigh, Inc.	Florida
Winn-Dixie Raleigh Leasing, LLC	Florida
Winn-Dixie Supermarkets, Inc.	Florida
Winn-Dixie Stores Leasing, LLC	Florida
Winn-Dixie Properties, LLC	Florida
Dixie Spirits Florida, LLC	Florida
WIN General Insurance, Inc.	South Carolina